October 24, 2019

Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Labs V, Inc.
Offering Statement on Form 1-A
Filed August 27, 2019
File No. 024-11065

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of September 26, 2019 regarding the Offering Statement of Future Labs V, Inc. (the “Company”), which we have set out below, together with our responses.

Form 1-A filed August 27, 2019

Preliminary Offering Circular, page 1

1.	Please refer to Item 1(e) of Form 1-A and include a column for "Underwriting Discounts and Commissions" in your table on page 1 in substantially the format indicated in that. Item in order to show any placement agent discount and commissions.

The Company has amended the cover page table to more closely align with the format indicated in Item 1(e) of Form 1-A, including information on underwriter commissions.

Offering Terms, page 7

2.	We note your brief reference here, and in a few other locations in your offering circular, to convertible notes. If you are offering convertible notes or have convertible notes outstanding, please provide all required disclosure or revise as appropriate.

The Company has amended the offering to include information regarding its issued convertible notes. The outstanding notes have been issued to related parties and are included as exhibits to the offering circular as well.

Immediate dilution, page 10

3.	Your disclosure on the cover page indicates that the maximum amount payable to SI Securities, Inc. is $850,000. Please reconcile your disclosure.

The Company has reconciled this disclosure.

Use of Proceeds to the Issuer, page 11

4.	Please clarify if the cancellation or conversion of the promissory notes would count towards your minimum offering amount and disclose the amount of convertible notes outstanding.

The Company has amended its disclosure to provide additional details regarding the issued promissory notes to make clear that they would not count towards the minimum offering amount. Further, the Company has included disclosure affirming that proceeds from this offering will not be used for repayment of promissory notes.

Navigation, page 15

5.	We note your reference to an "attached video." According to Part III of Form 1-A, incorporation by reference to documents not available on EDGAR is not permitted. Please tell us how you intend to make the video available to investors in a way that complies with the form requirements.

The Company has removed references to the “attached video” as that language was included by mistake.

Interest of Management and Others in Certain Transactions, page 22

6.	Please disclose the $30,000 loan to a related party under a promissory note that is described on page F-14 and name the related party. See Item 13 of Form 1-A.

The Company has amended its disclosure to discuss the $30,000 loan.

Series A Preferred Stock, page 23

7.	Please provide the disclosure required by Item 14(a)(3) of Form 1-A.

The Company has amended its disclosure to identify that there are no rights to redemption or sinking fund provisions concerning the preferred stock in this offering.

Voting Rights, page 23

8.	Please file the voting agreement as an exhibit.

In lieu of a voting agreement, the Company intends to adopt a voting procedures provision to its Amended and Restated Certificate of Incorporation. As such, no voting agreement will be part of the Company’s offering.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Labs V, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law LLP

cc: John Vlay

Chief Executive Officer

Future Labs V, Inc.

1134 11th Street, Suite 101

Santa Monica, CA 90403